UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 16, 2015, Husky Energy Inc. issued a press release announcing the commencement of production at the Rush Lake heavy oil thermal project in Saskatchewan. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

Date: July 16, 2015	By:	/s/James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel & Secretary

Exhibit A

Rush Lake Thermal Project Starts Production Eight Weeks After Steaming

Calgary, Alberta (July 16, 2015) – Husky Energy has commenced production at the Rush Lake heavy oil thermal project in Saskatchewan. First oil at the 10,000 barrels per day (bbls/day) development was achieved eight weeks following the startup of steaming operations and just two years after project sanction.

“Rush Lake joins an expanding lineup of thermal projects that are providing solid returns even in a low oil price environment,” said CEO Asim Ghosh. “Our proven thermal formula can deliver these projects with greater cost and execution certainty, rapid ramp ups and low sustaining costs.”

The project is expected to reach its nameplate production capacity around the end of 2015.

Current production from thermal projects is approximately 44,000 bbls/day. Including Rush Lake, the Company expects to add another 34,500 bbls/day over the next 18 months as it further advances its low-risk, modular construction templates and thermal technologies.

Additional thermal projects in the Lloydminster region are being evaluated, with three near-term projects currently under construction:

•	The 10,000 bbls/day Edam East project is expected to start up in the third quarter of 2016.
•	The 4,500 bbls/day Edam West thermal development is due to commence production in the fourth quarter of 2016.
•	The 10,000 bbls/day Vawn project is scheduled to come onstream in the fourth quarter of 2016.

Husky’s growing heavy oil thermal business is supported by its integrated Downstream business, which includes the Lloydminster Upgrader, asphalt refinery, the expanded South Saskatchewan pipeline gathering system and increased storage capacity at Hardisty, Alberta.

By the end of 2016, about two-thirds of the Company’s heavy oil business will use thermal recovery processes.

Husky’s producing and planned thermal project portfolio includes:

•	Pikes Peak (1984)
•	Bolney/Celtic (1996)
•	Paradise Hill (2012)
•	Pikes Peak South (2012)
•	Rush Lake pilot (2012)
•	Sandall (2014)
•	Rush Lake (2015)
•	Edam East (2016)
•	Edam West (2016)
•	Vawn (2016)

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: expected daily volumes of, and proportion of the Company’s total daily production represented by, heavy oil thermal production by the end of 2016; and

•	with respect to the Company’s Heavy Oil properties: forecast net peak daily production form the Company’s Rush Lake thermal project, and the anticipated timing of the project reaching its nameplate production capacity; expected total additional daily production volumes from thermal projects over the next 18 months, and anticipated timing of first production from and forecast net peak daily production from the Company’s Edam East, Edam West and Vawn heavy oil thermal projects;

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.